UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Virtus Investment Partners, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92828Q109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON SENVEST MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 223,305
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 223,305
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON SENVEST INTERNATIONAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,666
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 153,666
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON RIMA MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 376,971
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 376,971
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON RICHARD MASHAAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 376,971
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 376,971
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92828Q109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Senvest Master Fund and Senvest International were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 376,971 Shares beneficially owned in the aggregate by Senvest Master Fund and Senvest International is approximately $3,211,645, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,824,388 Shares outstanding, as of November 2, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2009.

A.	Senvest Master Fund

(a)	As of the close of business on February 1, 2010, Senvest Master Fund beneficially owned 223,305 Shares.

Percentage: Approximately 3.8%.

(b)	1. Sole power to vote or direct vote: 223,305
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 223,305
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Senvest Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Senvest International

(a)	As of the close of business on February 1, 2010, Senvest International beneficially owned 153,666 Shares.

Percentage: Approximately 2.6%.

(b)	1. Sole power to vote or direct vote: 153,666
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 153,666
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 92828Q109
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(c)	The transactions in the Shares by Senvest International in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Rima

(a)
Rima, as the investment manager of each of Senvest Master Fund and Senvest International, may be deemed the beneficial owner of the (i) 223,305 Shares owned by Senvest Master Fund and (ii) 153,666 Shares owned by Senvest International.

Percentage: Approximately 6.5%.

(b)	1. Sole power to vote or direct vote: 376,971
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 376,971
4. Shared power to dispose or direct the disposition: 0

(c)
Rima did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Senvest Master Fund and Senvest International are set forth in Schedule A and are incorporated by reference.

D.	Mr. Mashaal

(a)	Mr. Mashaal, as the managing member of Rima, may be deemed the beneficial owner of the (i) 223,305 Shares owned by Senvest Master Fund and (ii) 153,666 Shares owned by Senvest International.

Percentage: Approximately 6.5%.

(b)	1. Sole power to vote or direct vote: 376,971
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 376,971
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Mashaal did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Senvest Master Fund and Senvest International are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP NO. 92828Q109
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2010

SENVEST MASTER FUND LP

By:	Rima Management, L.L.C. Investment Manager

By:	/s/ George Malikotsis
	Name:	George Malikotsis
	Title:	Vice President

SENVEST INTERNATIONAL LLC

By:	Rima Management, L.L.C. Investment Manager

By:	/s/ George Malikotsis
	Name:	George Malikotsis
	Title:	Vice President

RIMA MANAGEMENT, L.L.C.

By:	/s/ George Malikotsis
	Name:	George Malikotsis
	Title:	Vice President

/s/ Richard Mashaal
RICHARD MASHAAL

CUSIP NO. 92828Q109

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

SENVEST MASTER FUND LP

100	15.7400	12/07/2009
1,666	16.5100	01/04/2010
1,000	16.3500	01/29/2010

SENVEST INTERNATIONAL LLC

51,910	16.6000	01/29/2010